Mail Stop 4561

July 24, 2009

Mr. Murray D. Martin
Chairman, President and Chief Executive Officer
Pitney Bowes, Inc.
1 Elmcroft Road
Stamford, Connecticut 06926-0700

     Re: Pitney Bowes, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2008
          File No. 001-03579

Dear Mr. Martin:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

          Sincerely,

          Patrick Gilmore
          Accounting Branch Chief